Exhibit 99.1

Canaan Inc. Supplies Avalon® ASIC Kits for Bitfury’s North American Infrastructure Upgrade

Bitfury to enhance large-scale digital asset operations with Avalon-powered upgrade kits

Order marks milestone in joint R&D under strategic business collaboration

SINGAPORE, August 28 2025 -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), an innovator in crypto mining, today announced that it has received a new purchase order from Bitfury Group (“Bitfury”), a leading full-service blockchain technology company, for Avalon® ASIC-powered upgrade kits (the “Avalon® ASIC Kit”). This equipment will be deployed at Bitfury’s North American facility to upgrade up to 10MW of existing Bitcoin mining capacity, enhancing performance and energy efficiency.

Prior to receiving the order, Canaan’s task force collaborated with Bitfury for several months, underscoring both companies’ strong commitment to North American mining opportunities, particularly those focused on economically efficient and innovation-driven solutions.

This order reflects the dedicated R&D collaboration under the strategic relationship between Canaan and Bitfury, commencing since July 2024. Building on the previous delivery of 4,500 Avalon® A14 series for Bitfury’s mining operations, this project is the outcome of a joint development effort that led to the production of Avalon® ASIC Kit, a pioneering solution combining Canaan’s latest ASIC technology with Bitfury’s infrastructure expertise and proven platform.

As part of this deployment, Bitfury will repurpose a substantial portion of its existing high-quality systems while upgrading them with Avalon® ASIC Kit. This approach reduces capital expenditures and electronic waste, while boosting efficiency and competitiveness at a fraction of the cost of a full rebuilding. Such a unique collaboration between two major global players underscores the leadership and flexibility of Canaan and Bitfury in delivering customized, future-ready mining solutions, and highlights a shared commitment to sustainable innovation, cost efficiency, and operational excellence.

“Our collaboration with Bitfury is a testament to our shared commitment to responsible mining and sustainable innovation,” said Nangeng Zhang, chairman and CEO of Canaan Inc. “Through R&D that prioritizes cost efficiency and sustainability, we are building the infrastructure that will power the future of blockchain and high-performance computing. We are honored to support Bitfury, a unique player in blockchain, HPC and AI infrastructure, with forward-thinking upgrades that enhance efficiency and prepare for the convergence of crypto mining and AI data center technologies.”

“At Bitfury, we continually seek partners that can help us enhance the scale, efficiency, and sustainability of our infrastructure, and Canaan has been a valuable technology partner in our crypto mining operations,” said Val Vavilov, co-founder and CEO of Bitfury Group. “This collaboration with Canaan demonstrates how our joint R&D and infrastructure expertise, together with Canaan’s ability to consistently deliver high-performance, dependable products, can deliver meaningful innovations for the industry.”

As the mining sector matures, forward-thinking strategies like infrastructure re-use, energy optimization, and deep technical collaboration are becoming essential, particularly for environmentally conscious operations. By partnering with leading operators like Bitfury, Canaan continues to support decentralized innovation with a focus on sustainability, reliability, and performance. Both companies plan to explore further upgrades and innovation opportunities in North America and beyond.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

About Bitfury Group

Bitfury Group is the world's leading full-service blockchain technology company. Since our founding in 2011, Bitfury Group has built on its heritage as one of the earliest Bitcoin miners and providers of Bitcoin mining equipment to develop a suite of infrastructure products and services that power the Web 3.0 ecosystem and make digital assets safe, sustainable, and useful. From hardware to security to software, our businesses leverage today's cutting-edge technologies to solve the most pressing challenges of tomorrow.

To learn more about Bitfury, please visit https://bitfury.com/

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.'s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, such as expectations with regard to revenue or mining hashrate deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development; the ability of the Company to execute against its goals, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies; fluctuations in the Company's quarterly operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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Investor Relations Contact

Canaan Inc.
Xi Zhang
Email: IR@canaan-creative.com

Christensen Advisory
Christian Arnell
Email: canaan@christensencomms.com